South Texas Oil Company (formerly known as Nutek Oil, Inc.)
6330 McLeod Drive, Suite 1
Las Vegas, NV 89120
Tel : (210) 568-9760
Fax : (210) 568-9761

May 17, 2005

To:

Mr. H. Roger Schwall - Assistant Director
Ms. Melinda Kramer
Mr. Tangela Richter
Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 04-05
Washington, D.C. 20549

RE:    NUTEK OIL, INC.
       PRELIMINARY PROXY MATERIALS ON SCHEDULE 14C FILED MARCH 21, 2005 FILE NO. 0-50732

Dear Mr. Schwall,

Here follows our responses to your comment letter dated April 14, 2005 which was received May 5, 2005.

Preliminary Proxy Materials on Schedule 14C

General

   1.   Expand  your  disclosure  to explain how you obtained the 53.64% of the
        consents  to  effectuate  the   corporate  actions  disclosed  in  your
        preliminary Information Statement.  We may have further comment.

   Disclosure in preliminary Information Statement has been expanded.

   2. For each corporate action discussed in your preliminary Information Statement, provide the detailed disclosure required by Item 20 of
        Schedule 14A. Also, revise your list of proxy items for which you received consent to include the ratification of "all actions of the Company, its Officers and Directors since the last shareholders' meeting."

   The preliminary Information Statement has been revised to provide detailed disclosure as required by Item 20 of Schedule 14A. The list of proxy items has been revised by removing the wording, (received consent to include the ratification of "all actions of the Company, its Officers and Directors since the last shareholders' meeting.")

Approve the performance based Stock Option Plan

   3. Provide the information required by Item 10 of Regulation 14A. For example, you should briefly describe all material features of the plan, identify the class of persons to be eligible for the plan, indicate the approximate number of persons in each class, and state the basis of such participation. We may have further comment.

   The preliminary Information Statement has been revised to provide the information required by item 10 of Regulation 14A.


If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact either one of the following individuals.

Best regards,
South Texas Oil Company

/s/ Murray N. Conradie                  /s/ Jason F. Griffith, CPA

Murray N. Conradie                      Jason F. Griffith, CPA
President / CEO                         Chief Financial Officer
210-568-9760 (voice)                    210-568-9760 (voice)
210-568-9761 (fax)                      210-568-9761 (fax)